EXHIBIT 99.1

AMERICAS GOLD AND SILVER REPORTS Q1 2025 RESULTS

TORONTO, ONTARIO – May 9, 2025 – Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, reports consolidated financial and operational results for the quarter ended March 31, 2025.

This earnings release should be read in conjunction with the Company’s Management’s Discussion and Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on the Americas Gold and Silver Corporation SEDAR+ profile at www.sedarplus.ca, and on its EDGAR profile at www.sec.gov, and which are also available on the Company’s website at www.americas-gold.com.  All figures are in U.S. dollars unless otherwise noted.

Highlights

•	Inclusion in the Solactive Global Silver Miners Index on May 1, 2025. Inclusion in this major silver index is an important milestone, validating Americas’ position as a growing silver focused miner and increasing exposure to large institutional investors.

•	Silver production expected to increase steadily over 2025 with additional new equipment, productivity improvements as higher-grade silver-lead and silver-copper stopes are developed at Galena and the Cosalá operation transitions from the San Rafael Mine to higher-grade, silver-copper ore in the EC120 zone.

•	Strong exploration results from the Galena Complex, highlighted by an intersection of 983 g/t over 3.4 metres in the new 034 vein, is just one example of the prospectivity for new high-grade mining areas that provide near term mining potential.

•	Increase in revenue due to higher realized prices. Revenue increased to $23.5 million for Q1-2025 or 12% compared to $20.9 million for Q1-2024, with a higher realized silver price[1] of $32.10/oz.

•	Consolidated attributable silver production of approximately 446,000 ounces and 837,800 ounces of silver equivalent[2], including 6.7 million pounds of zinc and 3.8 million pounds of lead.

•	Cost of sales[3] per silver equivalent ounce production, cash costs[3] and all-in sustaining costs[3] per silver ounce sold averaged $25.23, $25.04 and $35.67[1], respectively, in Q1-2025 as the Company invests into its assets to begin scaling production and reduces unit costs in both operating centres.

•	Net loss of $18.9 million for Q1-2025 (Q1-2024 net loss of $16.2 million), primarily due to the increasing precious metal prices on metals-based liabilities, and higher corporate general and administrative expenses, offset in part by higher net revenue, lower care and maintenance costs, higher foreign exchange gain and a gain on disposal of non-operating assets.

•	Adjusted earnings[3] for Q1-2025 was a loss of $11.5 million (adjusted loss of $10.5 million for Q1-2024) primarily due to lower production at Cosalá and higher corporate general and administrative expenses as the Company executes on the early stages of optimizing its operating centres, offset by higher net revenue.

•	Adjusted EBITDA[3] for Q1-2025 was a loss of $5.5 million (adjusted EBITDA loss of $4.3 million for Q1-2024) primarily due to higher corporate general and administrative expenses, as the Company commenced execution of its strategy, offset by higher net revenue.

•	Cash and cash equivalents balance of $8.8 million and working capital deficit of $27.8 million as at March 31, 2025.

Paul Andre Huet, Chairman and CEO, commented: “At Americas Gold and Silver, we are in the early stages of the execution on our strategy to scale production and lower costs. During the first 100 days of our efforts involving the new combined team, we have been extremely impressed by the tremendous response of our operations teams to unlock the significant potential across both operating mines.

We have made major foundational changes to build a team that can leverage the strength of our assets, and we now have the senior operational expertise in place to implement our growth strategy.  At Galena, we are well underway with numerous initiatives designed to improve safe mining and productivity which are already having a positive impact. We are also in the late stages of securing a non-dilutive, right-sized debt facility to ensure we have the financial strength to implement our growth strategy. The result is that we expect to realize incremental production increases and lower costs as we progress through a transformative investment year in 2025.

Our team is executing on several major infrastructure projects to support higher mining rates. These projects include advancing Galena’s 51-179 decline by adding two new 300-ton transfer passes to support our new 20-ton haul trucks, increasing ventilation capacity and improving secondary access. In part, these improvements will support mining in higher-grade silver-lead and silver-copper veins in Galena’s Central and Lower Country Lead Zones.

Our exploration team at Galena is focused on drilling under-explored targets. The recent discovery of the 034 vein, which remains open both up-dip and at depth is a great example of a high-grade silver-copper system located near existing infrastructure that fits well with our strategic focus to increase production and mine higher grade zones. While our drilling continues to expand the 034 Vein, we have launched a new drilling campaign at the Coeur Mine (part of the Galena Complex) where four primary copper-silver veins remain open at depth. The potential here is significant as mining previously ceased during periods of much lower metal prices with significantly higher cut-off grades – a great opportunity for us in the new metal price environment.

At our Cosalá operations, our team is continuing the transition from the San Rafael Mine to the higher grade EC120 mining area which we expect to ramp up significantly later this year. Numerous infrastructure projects are progressing well, with drilling of a ventilation raise to support increased development activity breaking through in late April. We are also outlining a very compelling new exploration strategy for the Cosalá area – an opportunity which the operation has not had for over seven years. There is more to come and we expect to provide further updates on this opportunity as we outline and prioritize our targets.

Overall, I am very pleased with our progress in setting up the initial phases of our operational strategy to unlock the massive potential across our asset base for our shareholders.”

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Consolidated Production

Consolidated silver production of 446,000 ounces during Q1-2025 was lower than Q1-2024 production of 484,000 ounces due to the lower consolidated tonnage processed and lower grades at the Cosalá’s San Rafael Mine as the mine transitions to the higher-grade EC120 mining area. Lower tonnes mined also impacted zinc and lead production. Galena production was impacted by a planned 14-day shutdown to perform maintenance on the Coeur Hoist Motor.

Consolidated attributable cash costs and all-in sustaining costs for Q1-2025 were $25.04 per silver ounce and $35.67 per silver ounce, respectively. Cash costs per silver ounce increased during the quarter due primarily to lower silver production and lower by-product credits.

Galena Complex

The Galena Complex produced approximately 314,000 ounces of silver in Q1-2025 compared to approximately 311,000 ounces of silver in Q1-2024 (a 1% increase in silver production) despite having a 14-day planned maintenance shutdown to repair the Coeur Hoist motor in February. The Complex also produced 2.2 million pounds of lead in Q1-2025, compared to 1.9 million pounds of lead in Q1-2024 (a 17% increase in lead production). Cash costs increased to $28.08 per ounce silver in Q1-2025 from $27.14 per ounce silver in Q1-2024 due to slight increase in salaries and employee benefits at the operations.

Despite it being early in our transition at Galena, we met the planned advance footage with significant progress made in the 55-179 decline and associated infrastructure.  Average development costs per foot are running less than expected costs – a very positive early achievement. Advancing of the 55-179 decline accessed multiple high-grade silver-copper production stopes, including the 55-198 stope block on the Silver Hanging Wall Vein which was a significant contributor to production in Q1-2025.

Significant advancements were also made on two major infrastructure projects to support the 55-179 decline; excavations for two new 300-ton transfer passes on the 5500 level to support the new 20-ton haul trucks delivered to site and successfully excavating a new long-hole raise for ventilation and secondary egress. During the quarter, development began on two track drifts that will access the nests for two Alimak raises: one is a critical ventilation raise to support continued advance of the 55-179 decline to depth and provide improved secondary egress from the 5500 level, and the other will be a new transfer raise to support continued mining of higher-grade silver-lead and silver-copper veins in the Central and Lower Country Lead Zones. Overall, the investment into mining infrastructure and critical waste development at Galena is proceeding in line with expectations and on schedule to scale production moving forward.

Cosalá Operations

The Cosalá Operations are transitioning from the zinc-lead-silver San Rafael mine to the higher-grade silver-copper EC120 Project in 2025. The Company expects to continue to operate San Rafael throughout the EC120 Project development period and maximize cash flow by prioritizing the highest NSR ore through the mill as it develops sufficient working faces in the EC120 Project to reach commercial production by the end of 2025.  During the quarter, mining took place in lower silver grade areas of the San Rafael mine while capital development focused on the EC120 Project as well as development into a higher silver grade area of the San Rafael Upper Zone which is expected to be milled in late Q2 or early Q3 2025. Processed silver grades are expected to increase quarter over quarter as EC120 production continues to ramp up.

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Silver production decreased in Q1-2025 by 55% to approximately 132,000 ounces of silver compared to approximately 297,000 ounces of silver in Q1-2024 primarily due to lower tonnes mined, lower grades and recoveries as minor development delays in EC120 caused a higher portion of the mill feed to come from the San Rafael Main Central orebody which has lower grade and silver recoveries based on its minerology. Lower milled tonnage also caused base metals production to decrease to 6.7 million pounds of zinc and 1.6 million pounds of lead in Q1-2025, compared to 8.0 million pounds of zinc, and 2.8 million pounds of lead in Q1-2024. Silver production is expected to increase steadily as the development into EC120 Project progresses, which is now back on schedule, and the mine continues to batch higher development grade ore through the mill.

During the quarter, the Cosalá Operations increased capital spending on the EC120 Project, incurring $1.0 million over the period. While still in its early phase of development, the EC120 Project has already contributed approximately $2.3 million to net revenue during Q1-2025. Cash costs per silver ounce increased during Q1-2025 to $19.86 per ounce from $16.44 per ounce in Q1-2024 due primarily to decreased silver production during the period.

Conference Call Details

Date: May 9, 2025

Time:  8:30 am ET / 5:30 am PT.

The call may be accessed using this webcast link:

https://zoom.us/webinar/register/WN_wa5xN3u2RYO5HG0enqHjPQ

Dial-In Toll Free Canada and USA: (888) 788-0099

Dial-In International Toll Number: +1 (647) 374-4685

Meeting ID: 976 5554 6597

No participant ID – Please press # to join.

A recording of the conference call will be available for replay on the ‘Events’ page of our website later in the day on May 9, 2025.

About Americas Gold and Silver Corporation

Americas is a growing precious metals mining company with multiple assets in North America. The Company owns and operates the Cosalá Operations in Sinaloa, Mexico. In December 2024, the Company acquired 100% ownership in the Galena Complex (located in Idaho, USA) in a transaction with affiliates of Mr. Eric Sprott and a Paul Huet-led management team, further strengthening its position as a leading silver producer. Sprott is now the Company's largest shareholder, holding a ~20% interest. With these strategically positioned assets, Americas is focused on becoming one of the top North American silver-focused producers with an objective of over 80% of its revenue generated from silver by the end of 2025.

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Annual Filings

The Company refers to its audited consolidated financial statements for the fiscal year ended December 31, 2024, included in the Company’s Annual Report on Form 40-F, which contained an audit report from its independent registered public accounting firm with a going concern qualification. Reference to this information is required by Section 610(b) of the NYSE American Company Guide. Such reference does not represent any change or amendment to any of the Company’s filings for the fiscal year ended December 31, 2024.

For more information:

Maxim Kouxenko - Manager, Investor Relations

M:          +1(647) 888-6458

E:            ir@americas-gold.com

W:          Americas-gold.com

Technical Information and Qualified Persons

The scientific and technical information relating to the Company’s material mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company.  The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

All mining terms used herein have the meanings set forth in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), as required by Canadian securities regulatory authorities.  These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under-SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC’s reporting and disclosure requirements.

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Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws.  Forward-looking information includes, but is not limited to, Americas’ expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated and targeted production rates and results for gold, silver and other metals, the expected prices of gold, silver and other metals, as well as the related costs, expenses and capital expenditures; production from the Galena Complex and Cosalá Operations, including the expected number of producing stopes and production levels; the expected timing and completion of required development and the expected operational and production results therefrom, including the anticipated improvements to production rates and cash costs per silver ounce and all-in sustaining costs per silver ounce; statements relating to Americas’ EC120 Project; and statements relating to implementation of, and the impact of new management on, the planned recapitalization of Galena Complex.  Guidance and outlook references contained in this press release were prepared based on current mine plan assumptions with respect to production, development, costs and capital expenditures, the metal price assumptions disclosed herein, and assumes no further adverse impacts to the Cosalá Operations from blockades or work stoppages, and completion of the shaft repair and shaft rehab work at the Galena Complex on its expected schedule and budget, the realization of the anticipated benefits therefrom, and is subject to the risks and uncertainties outlined below.  The ability to maintain cash flow positive production at the Cosalá Operations, which includes the EC120 Project, through meeting production targets and at the Galena Complex through implementing the Galena Recapitalization Plan, including the completion of the Galena shaft repair and shaft rehab work on its expected schedule and budget, allowing the Company to generate sufficient operating cash flows while facing market fluctuations in commodity prices and inflationary pressures, are significant judgments in the consolidated financial statements with respect to the Company’s liquidity. Should the Company experience negative operating cash flows in future periods, the Company may need to raise additional funds through the issuance of equity or debt securities.  Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance.  Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information.  With respect to the business of Americas, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak, actions that have been and may be taken by governmental authorities to contain such epidemic or pandemic or to treat its impact and/or the availability, effectiveness and use of treatments and vaccines (including the effectiveness of boosters); interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; the ability to operate the Company’s projects; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions, illegal blockades and other factors limiting mine access or regular operations without interruption, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments, risks associated with generally elevated inflation and inflationary pressures, risks related to changing global economic conditions, and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions and other risks of the mining industry.   Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended.  Readers are cautioned not to place undue reliance on such information.  Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas’ filings with the Canadian Securities Administrators on SEDAR+ and with the SEC.  Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.  Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof.  All subsequent written and oral forward‐looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.

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1.

This metric is a non-GAAP financial measure or ratio. The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.

2.

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors. References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

3.

This metric is a non-GAAP financial measure or ratio. The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

The Company uses the financial measures, “Cash Cost”, “Cash Cost/Ag Oz Produced”, “All-In Sustaining Cost”, and “All-In Sustaining Cost/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying earnings, cash costs and total costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

All-in sustaining costs is cash costs plus all sustaining development, capital expenditures, and exploration spending, excluding costs not related to current operations.

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The Company uses the financial measures “EBITDA”, “adjusted EBITDA” and “adjusted earnings” as indicators of the Company’s ability to generate operating cash flows to fund working capital needs, service debt obligations, and fund exploration and evaluation, and capital expenditures. These financial measures exclude the impact of certain items and therefore is not necessarily indicative of operating profit or cash flows from operating activities as determined under IFRS. Other companies may calculate these financial measures differently.

EBITDA is net income (loss) under IFRS before depletion and amortization, interest and financing expense, and income taxes. Adjusted EBITDA further excludes other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Adjusted earnings is net income (loss) under IFRS excluding other non-cash items such as accretion expenses, impairment charges, and other fair value gains and losses.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced
	Q1-2025[a]	Q1-2024[a,b]
Cost of sales ('000)	$21,139	$21,038
Less non-controlling interests portion ('000)	-	(3,488)
Attributable cost of sales ('000)	$21,139	$17,550
Divided by silver equivalent produced (oz)	837,800	1,020,864
Cost of sales/Ag Eq oz produced ($/oz)	$25.23	$17.19

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q1-2025[a]	Q1-2024[a,b]
Cost of sales ('000)	$10,991	$12,316
Divided by silver equivalent produced (oz)	460,508	788,207
Cost of sales/Ag Eq oz produced ($/oz)	$23.87	$15.63

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q1-2025	Q1-2024[b]
Cost of sales ('000)	$10,148	$8,722
Divided by silver equivalent produced (oz)	377,292	387,761
Cost of sales/Ag Eq oz produced ($/oz)	$26.90	$22.49

Reconciliation of Consolidated Cash Costs/Ag Oz Produced
	Q1-2025[a]	Q1-2024[a]
Cost of sales ('000)	$21,139	$21,038
Less non-controlling interests portion ('000)	-	(3,488)
Attributable cost of sales ('000)	21,139	17,550
Smelting, refining and royalty expenses in cost of sales ('000)	(1,068)	(1,301)
Non-cash costs ('000)	(1,394)	152
Direct mining costs ('000)	$18,677	$16,401
Smelting, refining and royalty expenses ('000)	3,234	4,343
Less by-product credits ('000)	(10,737)	(10,790)
Cash costs ('000)	$11,174	$9,954
Divided by silver produced (oz)	446,207	483,920
Cash costs/Ag oz produced ($/oz)	$25.04	$20.57

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Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q1-2025[a]	Q1-2024[a]
Cost of sales ('000)	$10,991	$12,316
Smelting, refining and royalty expenses in cost of sales ('000)	(855)	(1,207)
Non-cash costs ('000)	(1,311)	(278)
Direct mining costs ('000)	$8,825	$10,831
Smelting, refining and royalty expenses ('000)	2,460	3,849
Less by-product credits ('000)	(8,920)	(9,793)
Cash costs ('000)	$2,365	$4,887
Divided by silver produced (oz)	132,444	297,262
Cash costs/Ag oz produced ($/oz)	$17.86	$16.44

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q1-2025	Q1-2024
Cost of sales ('000)	$10,148	$8,722
Smelting, refining and royalty expenses in cost of sales ('000)	(213)	(156)
Non-cash costs ('000)	(83)	716
Direct mining costs ('000)	$9,852	$9,282
Smelting, refining and royalty expenses ('000)	774	823
Less by-product credits ('000)	(1,817)	(1,661)
Cash costs ('000)	$8,809	$8,444
Divided by silver produced (oz)	313,763	311,096
Cash costs/Ag oz produced ($/oz)	$28.08	$27.14

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced
	Q1-2025[a]	Q1-2024[a]
Cash costs ('000)	$11,174	$9,954
Capital expenditures ('000)[c]	3,493	3,938
Exploration costs ('000)	1,249	646
All-in sustaining costs ('000)	$15,916	$14,538
Divided by silver produced (oz)	446,207	483,920
All-in sustaining costs/Ag oz produced ($/oz)	$35.67	$30.04

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q1-2025[a]	Q1-2024[a]
Cash costs ('000)	$2,365	$4,887
Capital expenditures ('000)[c]	429	1,881
Exploration costs ('000)	820	123
All-in sustaining costs ('000)	$3,614	$6,891
Divided by silver produced (oz)	132,444	297,262
All-in sustaining costs/Ag oz produced ($/oz)	$27.29	$23.18

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Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q1-2025	Q1-2024
Cash costs ('000)	$8,809	$8,444
Capital expenditures ('000)[c]	3,064	3,428
Exploration costs ('000)	429	871
All-in sustaining costs ('000)	$12,302	$12,743
Divided by silver produced (oz)	313,763	311,096
All-in sustaining costs/Ag oz produced ($/oz)	$39.21	$40.96

Reconciliation of EBITDA and Adjusted EBITDA
	Q1-2025	Q1-2024
Net loss ('000)	$(18,918)	$(16,157)
Depletion and amortization ('000)	5,509	5,524
Interest and financing expense ('000)	474	689
Income tax recovery ('000)	(28)	(15)
EBITDA ('000)	$(12,963)	$(9,959)
Accretion on decommissioning provision ('000)	160	153
Foreign exchange loss (gain) ('000)	(175)	1,136
Gain on disposal of assets ('000)	(966)	-
Loss on metals contract liabilities ('000)	9,024	3,046
Other loss (gain) on derivatives ('000)	(709)	1,071
Fair value loss on royalty payable ('000)	125	256
Adjusted EBITDA ('000)	$(5,504)	$(4,297)

Reconciliation of Adjusted Earnings
	Q1-2025	Q1-2024
Net loss ('000)	$(18,918)	$(16,157)
Accretion on decommissioning provision ('000)	160	153
Foreign exchange loss (gain) ('000)	(175)	1,136
Gain on disposal of assets ('000)	(966)	-
Loss on metals contract liabilities ('000)	9,024	3,046
Other loss (gain) on derivatives ('000)	(709)	1,071
Fair value loss on royalty payable ('000)	125	256
Adjusted earnings ('000)	$(11,459)	$(10,495)

(a)

Throughout this press release, tonnes milled, silver grade and recovery, silver production and sales, silver equivalent production, and cost per ounce measurements during fiscal 2025 and 2024 include EC120 Project pre-production from the Cosalá Operations.

(b)	Throughout this press release, contract services related to transportation costs were reclassified from treatment and selling costs in revenue to cost of sales in fiscal 2024.
(c)	For fiscal 2025, capital expenditures exclude growth capital from the Galena Complex and Cosalá Operations, including capital spend on the EC120 Project

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